Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated.

	Year Ended December 31,
	(Unaudited) (Dollars in millions)
	2013	2014	2015	2016	2017
Earnings
Income (loss) from continuing operations before income taxes	$3.9	$(96.8)	$(85.2)	$(296.6)	$(31.4)
Fixed charges less capitalized interest	120.4	146.0	150.4	205.5	225.2
Income (loss) from continuing operations before income taxes and fixed charges	$124.3	$49.2	$65.2	$(91.1)	$193.8
Fixed Charges
Interest expense, net of capitalized interest	$96.8	$110.8	$104.9	$161.7	$183.1
Capitalized interest, net of amortization	4.4	12.0	28.6	5.1	2.1
Estimated interest within rental expense	23.6	35.2	45.5	43.8	42.1
Total fixed charges	$124.8	$158.0	$179.0	$210.6	$227.3
Ratio of earnings to fixed charges	1.00	0.31	0.36	(0.43)	0.85
Coverage deficiency	N/A	$108.8	$113.8	$301.7	$33.5
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus fixed charges, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness and (b) an estimate of the interest within rental expense.